SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

SECURITIES AND EXCHANGE COMMISSION RECEIVED 2006 DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK Jensen, Inc. d/b/a AKJ

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ocean Centre, Montagu Foreshore, East Bay Street
(No. and Street)

Nassau Bahamas
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anita Langfoss +47 22 04 92 21
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

940 Centre Circle, Suite 2005 Altamonte Springs FL 32714
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Anders Kvamme Jensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AK Jensen, Inc., as of December 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public London, England (Edward Gardiner)

Notary Public

3rd February 2006

(My commission expires with Life)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Computation and Reconciliation of Net Capital Pursuant to SEC Rule 15c3-1 of the Securities and Exchange Commission	10
Computation and Reconciliation of Aggregate Indebtedness Pursuant to SEC Rule 17a-5 of the Securities and Exchange Commission	11
Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3	12
Report on the Internal Control Structure Required by SEC Rule 17a-5 for a Broker Dealer Claiming Exemption from Rule 15c3-3	13

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

Report of Independent Certified Public Accountant

Board of Directors and Shareholder
AK Jensen, Inc. dba AKJ, Inc.

I have audited the accompanying statement of financial condition of AK Jensen, Inc. dba AKJ, Inc., a wholly-owned subsidiary of AK Jensen Group, Limited., as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AK Jensen, Inc. dba AKJ, Inc., a wholly-owned subsidiary of AK Jensen Group Limited, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying calculation and reconciliation of net capital and aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

February 7, 2006

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets

Cash and cash equivalents	$ 298,089
Clearing deposits with clearing brokers	128,042
Due from clearing brokers	362,743
Receivables from foreign broker-dealers	159,530
Prepaid expenses and other current assets	46,681
Furniture and equipment, net of accumulated depreciation of $119,839	195,403
Other assets	26,634
Receivable from affiliate	101,268
	$ 1,318,390

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	$ 215,966
Accounts payable and accrued expenses	209,841
Payable to affiliate	100,604
Total liabilities	526,411
Stockholder's equity:	
Common stock, $.01 par value, 1,000,000 shares authorized, 987,015 shares issued and outstanding	9,870
Additional paid-in capital	5,200,600
Retained earnings	(4,418,491)
Total stockholder's equity	791,979
	$ 1,318,390

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED.DECEMBER 31, 2005

Revenues:	
Commissions	$ 8,160,819
Service charges and other income	390,011
Interest and dividend income	12,731
Loss on currency translation	(20,739)
	8,542,822
Expenses:	
Commission rebates	4,248,414
Clearing, execution and other brokerage costs	2,336,823
Salaries	1,096,811
Telephone and communications	323,731
Occupancy costs	309,239
Professional and consulting fees	184,368
Depreciation and amortization	62,735
Other expenses	310,760
	8,872,881
Net loss	$ (330,059)

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Capital Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2005	9,870	$ 5,870	$4,645,970	$(4,088,432)	$ 563,408
Payment of subscription receivable	-	4,000	-	-	4,000
Conversion of intercompany debt to additional paid-in capital	-	-	554,630	-	554,630
Net loss	-	-	-	(330,059)	(330,059)
Balance at December 31, 2005	9,870	$ 9,870	$5,200,600	$(4,418,491)	$ 791,979

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flow from operating activities:	
Net loss	$ (330,059)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	62,735
Increase or decrease in assets and liabilities:	
Increase in cash deposit with clearing brokers	(52,069)
Increase in due from clearing brokers	(156,973)
Increase in receivables due from foreign broker-dealers	(41,638)
Decrease in prepaid expenses and other assets	71,790
Decrease in other assets	9,492
Increase in receivable from affiliate	(54,591)
Increase in commissions payable	215,966
Increase in payable to affiliate	100,604
Decrease in accounts payable and accrued expenses	(53,933)
Total cash used in operating activities	(228,676)
Cash flow from investing activities:	
Purchase of fixed assets	(101,887)
Total cash used in investing activities	(101,887)
Cash flow from financial activities:	
Receipt of subscription receivable	4,000
Intercompany payables converted to additional paid-in capital	554,630
Total cash provided by financing activities	558,630
Net increase in cash	228,067
Cash and cash equivalents at the beginning of year	70,022
Cash and cash equivalents at the end of year	$ 298,089
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION

AK Jensen, Inc. dba AKJ, Inc. (the "Company") was originally incorporated in the Turks and Caicos Islands on March 2, 1995. On July 4, 1997, the Company incorporated in the Commonwealth of the Bahamas. On March 22, 2004, the stockholders of the Company exchanged their shares in the Company for shares of AK Jensen Group, Limited. (the "Parent"), and the Company became a wholly-owned subsidiary of the Parent.

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, an investment adviser and is registered with the National Futures Association. The Company has its registered office in Nassau, Bahamas, with its service office in Oslo, Norway and representatives throughout Europe. The Company's sources of revenue are derived from electronic brokerage services to corporate clients and individuals. The Company is an introducing broker-dealer and clears its trades through a clearing broker located in the United States and other clearing brokers located in various regions of the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation - The Company's financial statements are prepared and presented in United States dollars and under accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing broker – Cash deposits with clearing broker consists of funds on deposit with a clearing brokers located in the United States and Canada. The agreements require the Company to maintain a minimum of $125,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the clearing brokers, the Company will be required to maintain the cash on deposit.

Due from clearing broker – Due from the clearing broker represents money due the Company from the clearing broker in the United States for commissions on brokerage and other transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Accounts receivable from foreign broker-dealers – Accounts receivable from foreign broker-dealers is money due the Company from its foreign clearing brokers and for purposes of net capital calculations is considered a non-allowable asset. The accounts receivable from foreign broker-dealers is offset by payables due the foreign broker-dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, equipment and software – Furniture, equipment and software are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture, equipment and software is provided utilizing the straight-line method over the estimated useful lives of the related assets, which is estimated at five years.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

Income taxes – The Company is an exempt company incorporated under the laws of the Bahamas. Under this exemption, the Company is exempted for a period of twenty (20) years from the date of its incorporation from a) any tax or duty to be levied on profits or income or on capital assets, gains or appreciations; and b) any such tax or duty, or tax in the nature of estate duty or inheritance tax, payable on the shares, debentures, or other obligations of the Company. The Company is also exempt from U. S. taxation because it is a foreign corporation not operating or maintaining an office within a U. S. jurisdiction, and because all of its income is derived from foreign clients residing outside of the United States. Therefore, no provision or benefit for income tax purposes was reflected in the financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CASH FLOW

The Company continues to experience operating losses and net cash deficits from operations. Management has formulated a 2006 operating budget that shows the Company making a profit and management believes, if achieved, along with raising additional capital, will grant sufficient cash flow to fund the Company's operations through the year ending December 31, 2006. There can be no assurance that management's plan will be achieved, however.

4. FURNITURE, EQUIPMENT AND SOFTWARE

Furniture and equipment consisted of the following at December 31, 2005:

Furniture and equipment	$ 149,925
Clickbase	135,086
Website	30,232
	315,243
Less accumulated depreciation	(119,839)
	$ 195,404

Depreciation expense for the twelve months ended December 31, 2005 was $62,735.

5. FOREIGN CURRENCY TRANSLATION

Foreign currency translation on completed transactions (revenues and expenses) resulted in an aggregate net loss of $20,739 for the year ended December 31, 2005.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through the clearing broker located in the United States on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing brokers or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with regulations.

7. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($35,094 at of December 31, 2004) or $5,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2005, the net capital, as computed, was $188,422. Consequently, the Company had excess net capital of $153,328.

At December 31, 2005, the percentage of aggregate indebtedness to net capital was approximately 279.4% versus an allowable percentage of 1500%.

8. RECONCILIATION OF NET CAPITAL

There are no differences in the net capital computation shown on the Company's December 31, 2005 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 791,979
Deductions:	
Non-allowable assets	
Cash USD	390
Foreign clearing deposit	50,332
Receivable from foreign broker-dealer, net	159,531
Prepaid expenses and other current assets	46,681
Furniture and equipment, net	195,403
Deposits	26,634
Receivable from affiliate, net	101,268
Total non-allowable assets	580,239
Net capital before haircuts and securities positions	211,740
Haircuts:	
Clearing deposit – Penson	1,554
Penson account	48
Barclays accounts	16,065
DenNorske Bank	5,651
	23,318
Net capital	188,422
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($35,094)	
Minimum dollar net capital requirement for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	35,094
Net capital in excess of required minimum	$ 153,328
Excess net capital at 1000%	$ 135,781
Reconciliation:	
Net capital, per page 9-10 of the December 31, 2005 unaudited Focus Report, as filed	$ 188,422
Audit adjustments	-
Net capital, per December 31, 2005 audited report, as filed	$ 188,422

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
COMPUTATION AND RECONCILIATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Total aggregate indebtedness:	
Commissions payable	$ 215,966
Accounts payable and accrued expenses	209,841
Payable to affiliate	100,604
Total indebtedness recorded on the Statement of Financial Condition	$ 526,411
6 2/3% of total aggregate indebtedness	$ 35,094
Percentage of aggregate indebtedness to net capital	279.4%

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2005

AK Jensen, Inc. dba AKJ, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. AK Jensen, Inc. dba AKJ, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholder and Board of Directors
AK Jensen, Inc. dba AKJ, Inc.

In planning and performing my audit of the financial statements of AK Jensen, Inc., dba AKJ, Inc. (the "Company"), a wholly-owned subsidiary of AK Jensen Group, Limited for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Steph R. Totoff, CPA, P.A.

February 7, 2006